

13014302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

MAR 12 2013

Washington DC

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SEC FILE NUMBER
8- 66649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARAGON CAPITAL PARTNERS, LLC   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

___450 PARK AVENUE___
                               (No. and Street)

___NEW YORK___   ___NEW YORK___   ___10022___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BOSCO, JOHNN & COMPANY, CPA, P.C.___
                     (Name – *if individual, state last, first, middle name*)

___90 COLUMBUS AVENUE___   ___VALHALLA___   ___NEW YORK___   ___10595___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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Paragon Capital Partners, LLC
December 31, 2012

OATH OR AFFIRMATION

I, _____David Adler_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____Paragon Capital Partners, LLC_____, as of _____December 31_____, 2012 are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

_____
Notary

MARA LYNN ALBANO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6067091
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 12-03-2013

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paragon Capital Partners, LLC
Statement of Financial Condition
December 31, 2012

Assets	2012
Cash and cash equivalents	$ 206,186
Fixed assets, net of accumulated depreciation of $ 195,573	7,656
Other assets	48,010
Total Assets	$ 261,852

Liabilities and Members' Equity	
Liabilities - accrued expenses	$ 73,209
Members' equity	188,643
Total Liabilities and Members' Equity	$ 261,852

The accompanying notes are an integral part of these financial statements.